Bogota D.C., April 21, 2026

Ecopetrol publishes its year-end periodic report for fiscal year 2025

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) hereby announces that, in compliance with External Circulars No. 031 of 2021 and No. 012 of 2022 issued by the Superintendence of Finance of Colombia, it has published its Year-End Periodic Report for fiscal year 2025, which is included as part of the 2025 Integrated Management Report.

The Year-End Periodic Report provides information on the Company’s financial, operational, governance, social and environmental performance for the year ended December 31, 2025. It includes, among other matters, a chapter describing practices, policies, processes and indicators related to social and environmental matters, including climate-related issues.

Ecopetrol has also published the certification of its legal representative, attesting that the financial statements and other relevant reports for 2025 disclosed to the public do not contain defects, inaccuracies or errors that would prevent a true understanding of Ecopetrol S.A.’s financial condition or operations.

The complete report was prepared and published in accordance with Colombian law and regulatory requirements and is publicly available in Spanish at the following link: informe-integrado-gestion-informe-anual-gc.pdf

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co